EXHIBIT 4.129

ELSBURG JV Agreement
Execution Version

Memorandum of Agreement

Made and entered into between:-

EAST RAND PROPRIETARY MINES LIMITED

(Reg No 1893/000773/06))

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 1 5th day of August 2008, and a certified copy whereof is annexed hereto **marked "A"**;

of the one part;

and

MOGALE GOLD (PROPRIETARY) LIMITED

(Reg No 1996/010274/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of August 2008, and a certified copy whereof is annexed hereto **marked "B"**;

of the other part.

1. **Definitions**

1.1   In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1   **"AFFECTED INTEREST"**   shall mean all or a portion of the joint venture interest of an **AFFECTED VENTURER** in **ELSBURG JV** in regard to which a **TRIGGER EVENT** has occurred;

1.1.2   **"AFFECTED VENTURER"**   shall mean a **VENTURER** in respect of which a **TRIGGER EVENT** has occurred;

1.1.3 "**AFFILIATE**" shall mean any person, entity, trust or otherwise ("the entity") directly or indirectly controlling, controlled or under common control with such party owning or controlling 35% (thirty five per centum) or more of the ownership of such entity;

1.1.4 "**AGREEMENT**" shall mean this agreement between the **PARTIES** and shall be deemed to include all annexes thereto which shall be initialled or signed, as the case may be, by the **PARTIES** for purposes of identification;

1.1.5 "**ANCILLARY AGREEMENTS**" shall mean the interlinking agreements more fully described in the schedule thereof annexed hereto and **marked "C"**;

1.1.6 "**AUDITORS**" shall mean the auditors of the **ELSBURG JV** appointed thereto from time to time by the **EXECUTIVE COMMITTEE** and initially KPMG of Johannesburg;

1.1.7 "**BEE**" shall have the meaning ascribed thereto in terms of the Broad Based Black Economic Empowerment Act, No 53 of 2003, as read with the Mining Charter and the *MPRDA*;

1.1.8 "**BONA FIDE OFFER**" shall mean an offer in writing to a **VENTURER**, offering to purchase the **PERCENTAGE INTEREST** of such **VENTURER** and setting forth all of the relevant terms and conditions of the proposed purchase, from a third party offeror on an arms length basis who is ready, willing and able to consummate the purchase and which is not an **AFFILIATE** of such **VENTURER**;

1.1.9 "**BUSINESS**" shall mean the gold resources mining business of the **ELSBURG JV** conducted by it under the style of "*Elsburg Gold Mining Joint Venture*" from the **PROPERTY**;

1.1.10 "**CLOSING DATE**" shall mean the date of the fulfilment or waiver of the condition precedent in clause 3 infra or at latest 7 (seven)

business days thereafter;

1.1.11   "**CONTROL**"   shall have the same meaning attritubale

to **AFFILIATE** in clause 1.1.3 supra and

"**CONTROLLING**" or "**CONTROLLED**"

shall have a corresponding meaning;

1.1.12 "**COST/COSTS**"   shall mean the ongoing monthly

expenditure incurred by **ELSBURG JV**

in the performance of the **MINING**

USER CONTRACT and in no way

derogating therefrom, shall include all

overheads, salaries, wages,

accommodation, transportation, costs of

leasing, management, marketing,

professional services, risk obligations

and any other costs incurred by

ELSBURG JV relative to the aforesaid

contract and the mining operations

conducted pursuant thereto and shall

be deemed to include the costs (which

shall be ring-fenced) of rehabilitation of

the *ELSBURG DUMPS* on the one

hand and the footprint of the deposition

site to be created by **ERGO MINING** in

relation to the *POST CONSOLIDATION*

EVENT RESOURCES (in the event of the activation of the *CONSOLIDATION PROCESS*) on the other hand, and all of which costs shall be exclusive of any Value Added Tax in terms of the Value Added Tax Act, No 89 of 1991, as amended, unless stated to the contrary;

1.1.13 "**CROWN**"   shall mean Crown Gold Recoveries (Proprietary) Limited (a subsidiary of **DRD SA**) and shall be deemed to include its successors in title;

1.1.14 "**DISTRIBUTABLE CASH**"   shall mean at any time such cash on hand and in the **ELSBURG JV** accounts as in the sole and absolute discretion of the **EXECUTIVE COMMITTEE** is then available for **DISTRIBUTION** to the **VENTURERS** after:-

1.1.14.1   all current debts, expenses, **LIABILITIES** and obligations of the **ELSBURG JV** (whether for expense items, capital expenditures,

improvements, retirement of indebtedness, **COSTS** or otherwise) have been paid or provision therefor has been made; and

1.1.14.2 a reserve has been set aside by the **VENTURERS** in their sole and absolute discretion for the payment of future **ELSBURG JV** capital expenditures, improvements, retirement of indebtedness, operations and contingencies, known or unknown, liquidated or unliquidated, including without limitation **LIABILITIES** which may be incurred in litigation and **LIABILITIES** undertaken pursuant to the indemnification provisions of the **AGREEMENT**;

1.1.15 "**DISPOSE**" shall in relation to any **PERCENTAGE INTEREST** in the **ELSBURG JV** from time to time mean sell, alienate, dispose of, transfer, hypothecate, encumber or deal with in any similar such manner and "**DISPOSED**" or "**DISPOSITION**" or "**D I S P O S A L**" shall have a corresponding meaning;

1.1.16 "**DISTRIBUTION**" shall mean the transfer of money or property by the **ELSBURG JV** to either of the **VENTURERS** without separate consideration therefor;

1.1.17 "**DRD SA**" shall mean DRDGold South African Operations (Proprietary) Limited (Reg No 2005/033662/07), a company controlled by DRDGold Limited, a public company listed on the JSE Limited Securities Exchange;

1.1.18 "**DRD SA FACILITY AGREEMENT**" shall mean the loan agreement to be entered into by and between **DRD SA** as lender and the **ELSBURG JV** as borrower and substantially upon the terms and conditions more fully set forth

in the specimen agreement annexed hereto and **marked "D"** or with such amendments as the parties thereto may reasonably determine;

1.1.19 "**EFFECTIVE DATE**" shall, notwithstanding the date of signature of these presents, mean the 23 November 2007;

1.1.20 "**ELSBURG JV**" shall mean Elsburg Gold Mining Joint Venture, the participants whereunder and their proportionate joint venture interests were as at the **EFFECTIVE DATE**, are as at the **SIGNATURE DATE** and will be as at the **CLOSING DATE**, as follows:-

    1.1.20.1 **MOGALE** - 50% (fifty per centum); and

    1.1.20.2 **ERPM** - 50% (fifty per centum);

1.1.21 "**ERGO MINING**" shall mean Ergo Mining (Proprietary) Limited, a company jointly controlled by **CROWN** and **ERGO URANIUM**;

1.1.22 "**ERGO URANIUM**"   shall mean Ergo Uranium (Proprietary) Limited (an indirect subsidiary of MinTails Limited of Australia) and shall be deemed to include its successors in title or permitted assigns;

1.1.23 "**ERPM**"   shall mean East Rand Proprietary Mines Limited (a subsidiary of **DRD SA**) and shall be deemed to include its successors in title or permitted assigns;

1.1.24 "**EXECUTIVE COMMITTEE**"   shall mean the administrative and decision-making body of the **ELSBURG JV** from time to time;

1.1.25 "**FACILITIES AGREEMENTS**"   shall collectively mean the **DRD SA FACILITY AGREEMENT** and the **MOGALE FACILITY AGREEMENT**;

1.1.26 "**INDEMNIFIED PERSONS**"   shall mean each **VENTURER**, and each **VENTURER**'s respective directors, officers, employees, agents, **AFFILIATES** and permitted successors in title or permitted assigns;

1.1.27	**"LIABILITIES"**	shall mean any and all losses, damages, liabilities, expenses (including attorney and own client fees and disbursements), judgments, penalties, settlements and similar such items;
1.1.28	**"MANDATORY LOANS"**	shall mean the mandatory loans as reflected in the **FACILITIES AGREEMENTS** by the lenders thereunder, namely **DRD SA** and **MOGALE** respectively to the **ELSBURG JV**;
1.1.29	**"MINING USER CONTRACT"**	shall mean the agreement about to be entered into between **CROWN**, the **ELSBURG JV**, **ERGO MINING**, **ERGO URANIUM** and **ERPM** governing, *inter alia*, the mining, recovery, treatment and processing of:-

1.1.29.1 gold extracted from the *MATERIAL* from the *ELSBURG DUMPS* by the **ELSBURG JV**; and

the *POST CONSOLIDA-TION EVENT RESOURCES* (in the event of the activation of the

CONSOLIDATION PROCESS),

as the case may be and realised on the basis that the economic benefits to be derived from:-

- the gold extraction shall redound to the exclusive benefit of the **ELSBURG JV** less the **COSTS** attributable thereto and for ultimate **DISTRIBUTION**;

- the **MINERALS** extraction from the *POST CONSOLIDATION EVENT RESOURCES*, shall redound to the exclusive benefit of **ERGO MINING** less the **COSTS** attributable thereto

- *the definitions contained in such agreement shall, unless inconsistent with the context of the* **AGREEMENT,** *apply mutatis mutandis hereto and*

for ease of reference shall be reflected throughout the **AGREEMENT** *in capital italics*;

1.1.30 "**MINTAILS SA**"   shall mean MinTails SA (Proprietary) Limited (Reg No 2004/007547/07), a company indirectly controlled by MinTails Limited of Australia;

1.1.31 "**MOGALE**"   shall mean Mogale Gold (Proprietary) Limited (presently a wholly owned subsidiary of **MINTAILS SA** and in the course of being restructured to facilitate the entry of a **BEE** shareholder) and shall be deemed to include its successors in title or permitted assigns;

1.1.32 "**MOGALE FACILITY AGREEMENT**"   shall mean the loan agreement to be entered into by and between **MOGALE** as lender and **ELSBURG JV** as borrower and substantially upon the terms and conditions more fully set forth in the specimen agreement annexed hereto and **marked "E"** or with such amendments as the parties thereto may

reasonably determine;

1.1.33 "**OPERATING CASH FLOW**" shall mean, in relation to the **ELSBURG JV** and for any period in question, the excess or shortfall of the aggregate cash receipts derived by the **ELSBURG JV** during such period from the **BUSINESS**, other than the proceeds received from the sale or disposition (other than in the ordinary and normal course of business) of, or any financing and/or re-financing of, any assets of the **ELSBURG JV**, as compared to all cash disbursements made by the **ELSBURG JV** in such period in the conduct of the **BUSINESS**, other than payments of principal, interest and expenses on joint venture indebtedness (including the **MANDATORY LOANS**) and other than payments made toward the creation of reserves for contingencies and anticipated expenditures;

1.1.34 "**PARTIES**" shall mean both parties to the

AGREEMENT;

1.1.35 "**PERCENTAGE INTEREST**"   shall mean the interest of each **VENTURER** in the **ELSBURG JV** and which percentage may hereafter be modified by written agreement between the **VENTURERS**;

1.1.36 "**PERSON**"   shall mean any entity, corporation, company, association, joint venture, partnership, trust, organisation,

individual (including personal representatives, executors and/or heirs), government (including agencies, departments, divisions and instrumentalities thereof), receiver or liquidator, as the case may be;

1.1.37 "**PROCEEDING**"   shall mean any action, suit or other proceeding, whether civil, criminal, administrative or investigative and whether threatened, pending or completed;

1.1.38 "**PROPERTY**"   shall mean the property from which the **BUSINESS** is conducted, that is 4

Ebsco House, 299 Pendoring Avenue,

Blackheath, Johannesburg;

1.1.39 "**SIGNATURE DATE**"   shall mean the date of signature of the

AGREEMENT by the last of the

PARTIES signing same;

1.1.40 "**TRANSFERRING**
      VENTURER"   shall mean an **AFFECTED VENTURER**

or its transferee if a transfer subject to

the provisions of clause 22 infra, has

occurred;

1.1.41   "**TRIGGER EVENT**"   shall have the meaning ascribed thereto

in clause 22.3 infra;

1.1.42 "**VENTURER/S**"   shall mean either or both **ERPM** and

ERGO URANIUM, as the case may be,

and any additional **PERSON** hereafter

admitted as a venturer to the **ELSBURG**

JV.

12   Words importing:-

1.2.1   the singular shall include the plural and *vice versa*;

1.2.2   any one gender shall include the others;

1.2.3 persons shall, where the context admits, include firms or corporations.

1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.

1..4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the **SIGNATURE DATE** and as amended or substituted from time to time.

1.5 When any number of days is prescribed in the **AGREEMENT**, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6 The use of the word "*including*" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **AGREEMENT**.

1.8   The terms of the **AGREEMENT** having been negotiated, the *contra pro ferentem* rule shall not be applied in the interpretation thereof.

1.9   Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example "*winding-up*" or "*curatorship*") shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the **AGREEMENT** may apply or to the laws of which any party cited hereunder may be or become subject.

1.10   Any reference to "*permitted assigns*" shall mean those consented to, in writing, by the **PARTIES**.

2   **Recordal**

It is recorded that:-

2.1   in terms of the **MINING USER CONTRACT**, **ERGO MINING** and **ERPM** have respectively made available to the **ELSBURG JV** the *ERGO MINING ASSETS* and the *ERPM ASSETS* so as to enable the **ELSBURG JV** to conduct the **BUSINESS**;

2.2   the **ELSBURG JV** is possessed of the relevant *RIGHTS* and/or *SERVITUDES* to enable it to conduct mining operations on its own behalf and to such end it will attend to the day to day running of the **BUSINESS**;

2.3 the purpose of the **AGREEMENT** is to record the rights and obligations of the **VENTURERS** *inter se* and of their respective nominees on the **EXECUTIVE COMMITTEE**;

2.4 agreement has been reached between the **PARTIES** as more fully set forth hereafter.

3 **Condition Precedent**

3.1 Notwithstanding anything to the contrary in the **AGREEMENT** contained, it shall be subject to the conclusion of the **ANCILLARY AGREEMENTS** by the respective parties thereto, on or before the 21 August 2008.

3.2 Should the aforesaid condition not be fulfilled or waived in writing by the **PARTIES** within the period afore referred to or within such extended period/s as the **PARTIES** may in writing agree upon then and in such event only the **AGREEMENT** shall be deemed null and void *ab initio* and the **PARTIES** shall to the extent pertinent be obliged to restore each other as near as possible to the status *quo ante*.

3.3 The **PARTIES** reciprocally warrant in favour of each other that they will in good faith use their best endeavours to procure the timeous fulfilment or waiver, as the case may be, of the condition precedent.

4.   Name

The name of the joint venture shall be the "*Elsburg Gold Mining Joint Venture*" or such other name as the **EXECUTIVE COMMITTEE** may from time to time, in writing, determine.

5.   Commencement and Duration

Subject to the arrival of the **CLOSING DATE**, the **ELSBURG JV** shall be deemed to have commenced on the **EFFECTIVE DATE** and shall continue indefinitely thereafter until:-

5.1   the **VENTURERS** agree in writing that it is no longer economically viable to conduct the **BUSINESS** and in the absence of agreement, as determined by the arbitrator as provided in clause 28 infra; or

5.2   the written cancellation thereof in the event of a material breach of any of the material provisions of the **AGREEMENT** which cannot be remedied by monetary compensation and notwithstanding the expiration of a *mora* period of 90 (ninety) days and on the basis that if the cancellation is disputed, then the arbitration provisions set forth in clause 28 infra, shall be and become operative.

6. VENTURERS and their PERCENTAGE INTERESTS

6.1 The **PERCENTAGE INTERESTS** of the respective **VENTURERS** shall, unless determined by them to the contrary in writing, be as follows:-

6.1.1 **MOGALE** - 50% (fifty per centum); and

6.1.2 **ERPM** - 50% (fifty per centum).

6.2 It is recorded that the **PARTIES** have satisfied the *DME* requirements (insofar as **BEE** is concerned) within their own structures, however, to the extent that it may become relevant and a requirement of the *DME* at any stage hereafter for a **BEE** component to be held directly in the **ELSBURG JV**, then and in such event the **VENTURERS** reciprocally warrant in favour of each other that they will use their best endeavours to restructure the **ELSBURG JV** with the objective of addressing the admission of a **BEE** component and thereby diluting their respective **PERCENTAGE INTERESTS** and thus satisfying the requirements of the *DME* and the *MPRDA*.

7. Principal Place of BUSINESS

The principal place of **BUSINESS** of the **ELSBURG JV** shall be the **PROPERTY** or at such other place or places as the **VENTURERS** may from time to time select.

8. **Financing**

8.1   Each **VENTURER** shall be obliged to advance and/or procure the advance of the relevant **MANDATORY LOANS**, that is as reflected in the respective **FACILITIES AGREEMENTS** and the **VENTURERS** shall procure that such advances (to the extent that same may not already have been advanced, wholly or partially) are duly effected as soon as possible after the **SIGNATURE DATE**.

8.2   Each **MANDATORY LOAN** shall be separately entered in the books of the **ELSBURG JV** as a loan and shall be evidenced as such. The **MANDATORY LOANS** shall be for the period and on the terms and conditions set forth in the respective **FACILITIES AGREEMENTS** and shall be repaid as therein provided.

8.3   To the extent that the **EXECUTIVE COMMITTEE** may require additional capital contributions over and above those set forth in the **MANDATORY LOANS**, then and in such event the **VENTURERS** may each contribute a like amount.

8.4   Any amount owing on loan account which is disparate to the other loan account based upon the **PERCENTAGE INTEREST** of the **VENTURERS** shall in respect of the excess only, attract and be paid interest monthly in arrear at 2% (two per centum) above the prime overdraft rate as charged from time to time by the **ELSBURG JV**'s bankers or, if it has no overdraft, as charged by the said bankers to its best corporate customers on an unsecured basis and until such time as the loan accounts are equal, whether by way of a reduction of the

excess or by way of the one **VENTURER** effecting payment of the shortfall. In the alternative, the **VENTURER** not advancing "*the excess amount*" will be entitled to dilute its **PERCENTAGE INTEREST** to cater therefor but irrespective of the then different **PERCENTAGE INTERESTS** of the **VENTURERS** all their voting rights, be it of their nominees on the **EXECUTIVE COMMITTEE** or as members *per se*, shall remain equal and will in each instance still require unanimity save that notwithstanding anything to the contrary whilst the consent of the then minority **VENTURER** to a **DISTRIBUTION** or the repayment of any loan account, in whole or in part, shall be required, it shall not be capable of being unreasonably withheld or delayed.

8.5   Any amount owing on loan account shall be fixed and shall not be reclaimable by the **VENTURER/S** to whom same is owing, save with the prior written consent of the **EXECUTIVE COMMITTEE** unless terms other than the above have been specifically agreed upon and recorded at the time the cash is lent and advanced, e.g. as per the **FACILITIES AGREEMENTS**, or unless the cash held at the relevant time by the **ELSBURG JV** exceeds three times the monthly working capital requirements of the **ELSBURG JV** as confirmed by the **AUDITORS** and in the absence of agreement, as determined and confirmed by an independent external auditor, and in which event such repayment shall in the first instance be appropriated to reduce the disparity in the loan accounts of the **VENTURERS** based upon the ratio of their **PERCENTAGE INTERESTS** in the **ELSBURG JV** and thereafter in such ratio.

8.6 Nothing hereinbefore contained shall preclude a **VENTURER** from calling up itsor compulsory) of the **ELSBURG JV** or either **VENTURER** or in the event of its effecting any offer of compromise in terms of the Companies Act, No 61 of 1973, as amended, or in the event of any final judgment being obtained against the **ELSBURG JV** or either **VENTURER** which shall remain unsatisfied for a period of 14 (fourteen) days thereafter.

9. **Nature of Interests**

The interests of the **VENTURERS** in the **ELSBURG JV** shall be personal to the **VENTURERS** *per se*. All property owned by the **ELSBURG JV**, however, irrespective of the nature thereof and whether tangible or intangible, corporeal or incorporeal, shall be deemed to be owned by the **ELSBURG JV** as an entity and neither **VENTURER** shall, in the absence of written agreement to the contrary, have any claim to ownership thereof. The *ERGO MINING ASSETS* and the *ERPM ASSETS* shall, however, remain the exclusive property of **ERGO MINING** and **ERPM** respectively save and except in relation to any of such assets which may have been sold to and acquired by the **ELSBURG JV** pursuant to any of the *ANCILLARY AGREEMENTS*.

10. **DISTRIBUTIONS of Cash**

10.1 The **DISTRIBUTABLE CASH** shall be distributed among the **VENTURERS** in accordance with their **PERCENTAGE INTERESTS**.

10.2 At the end of each financial year of the **ELSBURG JV** or any other time that the **VENTURERS** deem appropriate, the **DISTRIBUTABLE CASH** shall be calculated and to the extent necessary the **AUDITORS** shall determine and

certify the same and if the **VENTURERS** then deem it to be appropriate in their sole and absolute discretion, all or any portion thereof shall be distributed to them. Notwithstanding the aforegoing, however, no **DISTRIBUTION** of **DISTRIBUTABLE CASH** shall be made unless:-

10.2.1 the **VENTURERS** determine in good faith that such **DISTRIBUTION** may be made without materially affecting the ability of the **ELSBURG JV** to discharge its obligations, including contingent obligations as they fall due; and

10.2.2 such **DISTRIBUTION** may be made in accordance with the applicable laws pertaining thereto.

11. **Rehabilitation Obligations**

11.1 In terms of the **MINING USER CONTRACT**, the same envisages the conduct of two *BUSINESSES*, to wit:-

11.1.1 *PHASE 1* being the gold mining *BUSINESS* of the **ELSBURG JV**; and

11.1.2 *PHASE 2* being the *BUSINESS* of the mining, recovery, treatment and processing of the *POST CONSOLIDATION EVENT RESOURCES* (in the event of the activation of the *CONSOLIDATION PROCESS*) for the extraction of *MINERALS*.

11.2 The **PARTIES** acknowledge that the **ELSBURG JV** shall be liable for its *pro rata* share of the **COSTS** including, as therein provided, the rehabilitation costs which shall at all times be ring-fenced so as to facilitate the constant monitoring thereof.

12. **Accounting Records, Etc**

12.1 The **ELSBURG JV**'s books and records together with all of the documents and papers pertaining to the **BUSINESS** shall be kept at the principal place of **BUSINESS** of the **ELSBURG JV** and at all reasonable times shall be open for inspection to and may be copied and excerpts taken therefrom by either **VENTURER** or its duly authorised representative provided that such inspection is made in good faith.

12.2 Written copies of all notices of meetings, waivers of notices, proxies given by either **VENTURER** and minutes of proceedings of the **VENTURERS** and of the **EXECUTIVE COMMITTEE** shall be kept by the secretary at the principal place of **BUSINESS**.

12.3 The books and records of the **ELSBURG JV** shall be kept on a financial year basis in accordance with generally accepted accounting principles and shall reflect all the **ELSBURG JV**'s transactions and be appropriate and adequate for the **BUSINESS**.

13. Annual Financial Statements

On or before the last day of February of each calendar year, the **VENTURERS** shall cause to be prepared by the **AUDITORS** and delivered to each **VENTURER** at the expense of the **ELSBURG JV**, an annual report of the financial affairs relating to the preceding financial year containing an unaudited balance sheet and profit and loss and cash flow statements.

14. Bank Accounts

14.1 All funds belonging to the **ELSBURG JV** shall be deposited in the name of the **ELSBURG JV** in such bank account or accounts as shall be determined by the **EXECUTIVE COMMITTEE**.

14.2 All withdrawals therefrom shall be made as against the signature of any 2 (two) authorised signatories and who will constitute members of the **EXECUTIVE COMMITTEE** and shall as far as possible be on the basis that each shall be a nominee of each **VENTURER**.

15. Committees

15.1 The **VENTURERS** shall as soon as possible after the **CLOSING DATE**, cause to be established an **EXECUTIVE COMMITTEE** and Management Committees as hereafter, in order to address the day to day functional operations of the **BUSINESS**, regard being had to the fact that the mining operations *per se* shall

be undertaken by the **ELSBURG JV** in terms of the **MINING USER CONTRACT**.

15.2 **EXECUTIVE COMMITTEE**

15.2.1 It is recorded that the following persons will constitute members of the **EXECUTIVE COMMITTEE** with effect from the **SIGNATURE DATE**, to wit:-

15.2.1.1 the joint Chief Executive Officers of each of the **VENTURERS**, namely Daniel Pretorius (as nominee of **ERPM**) and Dick van der Walt (as nominee of **MOGALE**); and

15.2.1.2 the joint Heads of Production of the **BUSINESS**, namely Charles Symons (as nominee of **ERPM**) and Basie Maree (as nominee of **MOGALE**); and

15.2.1.3 the joint Heads of Projects and Feasibility, namely Charles Symons (the nominee of **ERPM**) and Lloyd Birrell (the nominee of **MOGALE**).

15.2.2 In no way derogating from the aforegoing, the **EXECUTIVE COMMITTEE** shall from time to time be entitled to appoint one of their number or an outsider as the Chief Financial Officer of the **ELSBURG JV**. In addition they shall be entitled to appoint the

equivalent of 2 (two) non-executive members to the **EXECUTIVE COMMITTEE**.

15.3 **Management Committees**

15.3.1 The **EXECUTIVE COMMITTEE** shall from time to time establish Management Committees of the **ELSBURG JV** to facilitate the smooth running of the **BUSINESS** and to this end the following shall be constituted as soon as possible after the **CLOSING DATE** subject to the rights of **ERPM** as set forth in clause 15.3.2 infra:-

15.3.1.1 Head Office Committee - this committee shall comprise the Joint Chief Executive Officers of each of the **VENTURERS**, namely Daniel Pretorius (the nominee of **ERPM**) and Dick van der Walt (the nominee of **MOGALE**);

15.3.1.2 Production Committee - this committee shall comprise the Joint Heads of Production of the **BUSINESS**, namely Charles Symons (the nominee of **ERPM**) and Basie Maree (the nominee of **MOGALE**), in addition whereto Henry Gouws will be appointed the Production General Manager, who shall be obliged to report directly to the Joint Heads afore-referred to;

15.3.1.3   <u>Projects and Feasibility Committee</u> - this committee shall comprise the Joint Heads of Projects and Feasibility of the **BUSINESS**, namely Charles Symons (the nominee of **ERPM**) and Lloyd Birrell (the nominee of **MOGALE**). The Joint Heads afore-referred to shall, if so desired, appoint a General Manager who shall be obliged to report directly to them.

15.3.2   Notwithstanding anything to the contrary in 15.3.1 supra, **ERPM** shall have the right and option to appoint the General Manager, the Business Unit Manager and the Financial Manager at the operational levels of the relevant committees from time to time.

15.4 To the extent that any committee member at any time relinquish his position for whatever reason, then and in such event the **VENTURER** who nominated him, shall be entitled to appoint another in his stead.

16. **Management and Control**

16.1 Except as otherwise expressly provided in the **AGREEMENT**, the management and control of the **ELSBURG JV** and the **BUSINESS** shall be vested in the **EXECUTIVE COMMITTEE** who shall have all of the rights and powers which are generally conferred by law or are necessary, advisable or convenient for the management and conduct of the **BUSINESS** with the express right to delegate any of the specific functions to the Management Committees as provided in clause 15.3 supra on the basis, however, that the mining business

will be managed and run on a day to day basis by the **ELSBURG JV** in terms of the **MINING USER CONTRACT**, alternatively in terms of a *SERVICE LEVEL AGREEMENT* to be concluded between the **ELSBURG JV** and **ERPM**.

16.2 Except as otherwise expressly provided to the contrary herein:-

16.2.1 all decisions with respect to the management and control of the **ELSBURG JV** that are approved by the **EXECUTIVE COMMITTEE**, shall be binding on the **ELSBURG JV** and the **VENTURERS** *per se*; and

16.2.2 no individual **VENTURER** shall have any authority to act for and on behalf of the **ELSBURG JV** or to make any decision pertaining thereto or the **BUSINESS** without the consent of the other **VENTURER** including, without limitation, the authority to bind the **ELSBURG JV** in the conclusion of contracts or the incurring of obligations in the name or on the credit of the **ELSBURG JV**.

17. **Meetings**

17.1 **Notice**

17.1.1 Meetings of the **EXECUTIVE COMMITTEE** shall be held at such place or places, within or without Gauteng, as the **EXECUTIVE COMMITTEE** may from time to time determine. Regular meetings of the **EXECUTIVE COMMITTEE** shall be held without notice or

call at such time as shall from time to time be fixed by the **EXECUTIVE COMMITTEE**.

17.1.2   Special meetings of the **EXECUTIVE COMMITTEE** may be called by either of the **VENTURERS** upon 5 (five) business days' notice to the other **VENTURER** and their respective members to the **EXECUTIVE COMMITTEE**.

17.1.3   The members of the **EXECUTIVE COMMITTEE** and/or the Management Committees may participate in a meeting by means of teleconferencing.

17.2 Quorum

A quorum of the **EXECUTIVE COMMITTEE** shall be 4 (four) members thereof, 2 (two) appointed by each **VENTURER**.

17.3 Waiver of Notice

17.3.1   The transactions of any meeting of the **EXECUTIVE COMMITTEE**, however called and noticed or wherever held, shall be valid as though taken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, the **VENTURERS** not present sign a waiver of notice, a consent to holding the meeting or an approval of the minutes. The waiver of notice or consent need not specify the purpose of the meeting. All

such waivers, consents and approvals shall be filed with the records of the **ELSBURG JV** or made a part of the minutes of the meeting.

17.3.2   Notice of a meeting shall also be deemed given to any **VENTURER** who attends the meeting without protesting, before or at its commencement, the lack of notice to that **VENTURER**.

18. No other compensation

No **VENTURER** (nor any **AFFILIATE** of any **VENTURER**) shall receive any compensation for any services provided to the **ELSBURG JV** other than such **VENTURER**'s interest in the **DISTRIBUTABLE CASH**.

19. Expenses

The **EXECUTIVE COMMITTEE** shall in its sole and absolute discretion adopt policies and procedures for the reimbursement of the **VENTURERS** and their respective **AFFILIATES** and all officers and employees for out-of-pocket payments made or liabilities incurred by each **VENTURER** and/or its **AFFILIATES** in connection with the **BUSINESS** of the **ELSBURG JV**, including a portion of any and all expenses, including general, special and administrative expenses, incurred by such **VENTURER** and/or its **AFFILIATES** for the mutual benefit of the **ELSBURG JV** and other **PERSONS**.

20. **Votes by VENTURERS**

20.1 If any vote or consent is required of the **VENTURERS**, each **VENTURER** shall have a vote or consent in proportion to the **PERCENTAGE INTEREST** of that **VENTURER** in the **ELSBURG JV**.

20.2 Notwithstanding anything to the contrary in the **AGREEMENT** contained, any resolution of the **VENTURERS** or the **EXECUTIVE COMMITTEE** in order to be effective and implemented, shall in the case of:-

20.2.1 2 (two) **VENTURERS**, be unanimous; or

20.2.2 more than 2 (two) **VENTURERS**, be passed by a majority of the **VENTURERS** of the **ELSBURG JV** holding in the aggregate not less than 75% (seventy-five per centum) of the total **PERCENTAGE INTERESTS**.

21. **BEE**

21.1 The **VENTURERS** record that their present structures are such that they satisfy the prevailing **BEE** requirements under the *MPRDA* and that they will at all times during the subsistence of the **AGREEMENT** ensure that such position is maintained.

21.2 Notwithstanding the aforegoing, should the *DME* at any point in time justifiably

JV, then and in such event the **PARTIES** reciprocally warrant in favour of each other that they will use their best endeavours to do so, by restructuring the **ELSBURG JV** (on a basis whereby there will be an equal dilution of their respective **PERCENTAGE INTERESTS**) in order to facilitate the aforegoing and on a basis which will facilitate a significant holding [not less than 26% (twenty six) per centum] of the equity of the **ELSBURG JV** being held by a **BEE** entity and/or **BEE** Trust whereby the latter will enjoy **EXECUTIVE COMMITTEE** representation and in which event the **AGREEMENT** shall be amended in order to provide therefor. In catering for the aforegoing dilution, cognisance shall be taken by the **VENTURERS** of any significant **BEE** shareholding in either **VENTURER** *per se* so that the admission of any new **BEE** participant in the **ELSBURG JV** will not constitute what may otherwise be a duplicate dilution in the case of either of the existing **VENTURERS**.

22. Transfer or DISPOSITION of ELSBURG JV Interests

22.1 Prohibition of Transfer

22.1.1   The **VENTURERS** acknowledge that each **VENTURER** will be providing unique talents and services to the **ELSBURG JV**. Accordingly, except as otherwise specifically provided for in the **AGREEMENT**, no **VENTURER** shall have the right to sell, transfer, encumber or otherwise **DISPOSE** of all or any part of its **PERCENTAGE INTEREST** in the **ELSBURG JV**, whether voluntarily, involuntarily or by operation of law, or assign or create

a beneficial interest in its share of **DISTRIBUTABLE CASH** except as provided in this clause 22.

22.1.2 Any attempted sale, transfer, encumbrance or other **DISPOSITION** of all or any part of a **PERCENTAGE INTEREST** in the **ELSBURG JV** by a **VENTURER** not in compliance with the **AGREEMENT** shall be in breach of the **AGREEMENT** and shall accordingly be null and void *ab initio* and shall confer no rights on the purported transferee. The transfer restrictions contained in the **AGREEMENT** shall be deemed to be of the essence of the ownership of a **PERCENTAGE INTEREST** in the **ELSBURG JV**. Upon application to any court of competent jurisdiction, the **ELSBURG JV** shall be entitled to an order against any **PERSON** violating or about to violate the provisions hereof, requiring specific performance of any of the provisions herein.

22.2 **Rights of First Refusal**

22.2.1 **Notice and Option**

In the event a **VENTURER** shall decide to **DISPOSE** of all or any part of its **PERCENTAGE INTEREST** ("**Offered Percentage Interest**") pursuant to a **BONA FIDE OFFER**, such **VENTURER** shall give written notice, setting forth in full the terms of such **BONA FIDE OFFER** and the identity of the offeror(s), to the **ELSBURG JV** and the other **VENTURER**. The **ELSBURG JV**

shall then have the first right and option, for a period ending 30 (thirty) calendar days following the receipt of such written notice, to elect to purchase all or any part of the **Offered Percentage Interest** at the purchase price and upon the terms specified in the **BONA FIDE OFFER**.

22.2.2   **Failure to Exercise Option**

Notwithstanding the aforegoing, however, if the **ELSBURG JV** and/or the other **VENTURER** do not elect to purchase all of the **Offered Percentage Interest** subject to the right of first refusal pursuant to this clause 22.2.1 the **VENTURER** desiring to sell the **Offered Percentage Interest** may **DISPOSE** of all of the **Offered Percentage Interest** to the transferee upon the terms set forth in the written notice provided to the **ELSBURG JV**, whereupon the transferee shall take and hold the interest subject to the **AGREEMENT** and to all of the obligations and restrictions upon the **VENTURER** from whom such interest was acquired and shall observe and comply with the **AGREEMENT** and with all such obligations and restrictions. Any such transfer of the **Offered Percentage Interest** must be effected within 90 (ninety) calendar days after the date of the termination of the remaining **VENTURER**'s option as provided herein. If no such transfer is effected within the 90 (ninety) calendar day period, then any subsequent proposed transfer of all or any part of such interest shall once again be subject to the provisions of this clause 22.2.

22.2.3   **<u>Non-Monetary Consideration</u>**

For purposes hereof, in the event any consideration offered for the **Offered Percentage Interest** in the **BONA FIDE OFFER** consists of rights, interests or property other than money, the **ELSBURG JV** shall, in good faith, determine the fair value of such consideration in monetary terms as of the date the **BONA FIDE OFFER** was received by the **VENTURER** desiring to sell the **Offered Percentage Interest** pursuant thereto. The fair value of such consideration in monetary terms, as so determined, shall be included in the purchase price payable by the **ELSBURG JV** and/or the remaining **VENTURER** hereunder, but the **ELSBURG JV** and/or the remaining **VENTURER** need not transfer to the selling **VENTURER** the actual rights, interests or property offered in the **BONA FIDE OFFER**, in order to exercise the rights of first refusal granted pursuant to this clause 22.2.

22.3 <u>TRIGGER EVENTS</u>

Upon the happening of any of the following events (each a **TRIGGER EVENT** save that the provisions of clause 6.2 supra shall not constitute a **TRIGGER EVENT**) with respect of an **AFFECTED VENTURER** or with respect to an **AFFECTED INTEREST**, the other **VENTURER**, shall have the right and option to purchase all or any portion of the **AFFECTED INTEREST**, at the price and upon the terms hereafter provided in clause 22.4:-

22.3.1 **Involuntary Transfers** - any purported involuntary transfer, sale

or other disposition of all or any part of an interest of a **VENTURER** in the **ELSBURG JV**, whether by operation of law, pursuant to a court order, execution of a judgment or other legal process or otherwise, and including, but not limited to, a purported transfer to a liquidator or assignee for the benefit of creditors;

22.3.2 **Insolvency** - the liquidation of a **VENTURER**;

22.3.3 **Other Transfers** -

22.3.3.1 the occurrence of any other event which, were it not

for the provisions of the **AGREEMENT**, would cause the interest in the **ELSBURG JV** of the other **VENTURER**, or the interest in a **VENTURER** of the shareholder of such **VENTURER**, or any part thereof, to be sold, transferred or otherwise **DISPOSED** of, whether voluntarily, involuntarily or by operation of law, under circumstances that would not bring the transfer within any other provision of this clause 22.3.;

22.3.3.2 in no way derogating from 22.3.3.1 supra, the

occurrence of an event whereby the extant **CONTROLLING** members of an entity constituting the **CONTROLLING** member of a **VENTURER**, e.g. **MOGALE**) at any time after the **CLOSING DATE**

wishes to **DISPOSE** of their **CONTROLLING** interest therein (e.g. **MOGALE**) without having obtained the prior written consent of the remaining **VENTURER**.

22.3.4   **Attempted Withdrawal** - any attempted withdrawal of a **VENTURER** from the **ELSBURG JV** in breach of the **AGREEMENT**.

22.4 Terms of Transfer pursuant to a TRIGGER EVENT

22.4.1   **Transferee Bound by AGREEMENT**

If, as a result of a **TRIGGER EVENT**, all or any part of the interest of the **AFFECTED VENTURER** in the **ELSBURG JV** has been transferred to a transferee, such transferee shall take and hold such interest subject to the **AGREEMENT** and to all of the obligations and restrictions upon the **VENTURER** from whom such interest was acquired and shall observe and comply with the **AGREEMENT** and with all such obligations and restrictions.

22.4.2   **Notice of TRIGGER EVENT**

Upon the occurrence of a **TRIGGER EVENT**, the **TRANSFERRING VENTURER** shall forthwith give written notice to the **ELSBURG JV** and to the other **VENTURER**, stating when the **TRIGGER EVENT** occurred, the reason therefor, the percentage of

the interest of the **AFFECTED VENTURER** in the **ELSBURG JV** so affected, and the name, address and capacity of the transferee, if a transfer has occurred. If no such notice is given, the **ELSBURG JV** or the other **VENTURER** may institute the purchase proceedings by a written notice to the **TRANSFERRING VENTURER**.

22.4.3   **Option to Purchase**

Upon receipt of any notice specified in clause 22.4.2 supra, the other **VENTURER** shall have the first right and option, for a period ending 30 (thirty) calendar days following the determination of the purchase price of the **AFFECTED INTEREST**, to elect to purchase all or any part of such **AFFECTED INTEREST** at the price and terms provided below. Any transferee of that part of the **AFFECTED INTEREST** which is not elected to be purchased shall hold such part of the **AFFECTED INTEREST** subject to all of the provisions of the **AGREEMENT**.

22.4.4   **Purchase Price**

22.4.4.1   **By Agreement** - Upon the receipt of notice, the **TRANSFERRING VENTURER** and the other **VENTURER** shall forthwith attempt to agree upon a purchase price for the **AFFECTED INTEREST**.

22.4.4.2 **Appraisal if not Agreement**

22.4.4.2.1. If the other **VENTURER** and the **TRANSFERRING VENTURER** are unable to agree upon a purchase price within 30 (thirty) calendar days following the **ELSBURG JV**'s receipt of notice of the **TRIGGER EVENT**, they shall within the next 30 (thirty) calendar days agree upon an appraiser to value the fair market value of the **AFFECTED INTEREST**. If no agreement can be reached upon an appraiser, the **ELSBURG JV** shall promptly choose one appraiser by notice to the **TRANSFERRING VENTURER**, and the **TRANSFERRING VENTURER** shall promptly choose one such appraiser by notice to the **ELSBURG JV**. The two appraisers so selected shall then promptly appoint a third appraiser, and the three appraisers so selected shall conduct and complete an appraisal of the fair market value of the **AFFECTED INTEREST** within 30 (thirty) calendar days after the selection of the third appraiser. The appraisers shall attempt to reach an

agreement as to the fair market value of the **AFFECTED INTEREST**, and the agreed decision of two out of the three appraisers shall prevail. If two of the appraisers are unable to agree as to the fair market value of the **AFFECTED INTEREST**, the values determined by each of the three appraisers shall be added together, their total shall be divided by three, and the resulting quotient shall be the fair market value of the **AFFECTED INTEREST**. The determination of the purchase price in such manner shall be conclusive for all purposes and upon all **PARTIES**.

22.4.4.2.2. If either the remaining **VENTURER** or the **TRANSFERRING VENTURER** shall fail to appoint an appraiser within 30 (thirty) calendar days after the lapse of the initial 30 (thirty) calendar day period referred to above, then the appraiser appointed by the **PARTY** which does appoint an appraiser, shall alone determine the fair market value of the **AFFECTED**

INTEREST and such appraisal shall prevail.

22.4.4.2.3. Each **PARTY** shall compensate the appraiser appointed by such **PARTY**, and the compensation of the third appraiser and the expenses of appraisal shall be borne equally by the **VENTURERS**.

22.4.4.3 **Qualifications of Appraisers; Factors to be Taken into Account** - All appraisers selected by the **PARTIES** shall be reasonably experienced in valuing interests in businesses similar to the **BUSINESS**. In making the appraisal, the appraised price shall be what a willing buyer would pay to a willing seller in an arms' length transaction.

22.4.5 **Payment of Purchase Price** - The purchase price for the **AFFECTED INTEREST** or part thereof to be sold hereunder shall be payable entirely in cash.

22.4.6 **Consummation of Sale**

The **PARTIES** agree and undertake to sign all documentation necessary for and/or incidental to procuring the disposition and implementation of the disposition of the **AFFECTED INTEREST**

and of ensuring that the appropriate notices are made in the books of account of the **ELSBURG JV** recording the same.

22.5 **Assignee becoming substituted or additional VENTURER**

No assignee of the whole or any portion of a **VENTURER**'s interest in the **ELSBURG JV** shall become a substituted **VENTURER** in the place of his assignor or an additional **VENTURER** unless all of the following conditions are satisfied:-

22.5.1   the other **VENTURER** agrees to such substitution or such

PERSON becoming an additional **VENTURER** (which agreement shall be deemed automatically given if the assignee has acquired such interest pursuant to clause 22.2.2;

22.5.2   a duly executed and acknowledged instrument of assignment is

filed with the **ELSBURG JV** setting forth the intention of the assignor that the assignee become a substituted **VENTURER** in its place or additional **VENTURER**;

22.5.3   the assignor and assignee execute and acknowledge such

instrument or instruments as are necessary to give effect to such substitution or such **PERSON** becoming an additional **VENTURER**, including the written acceptance and adoption by the assignee of all of the terms and conditions of the **AGREEMENT**, as amended from time to time; and

22.5.4   the assignee or such **PERSON** becoming an additional

VENTURER pays the **ELSBURG JV** the reasonable expenses of

the **ELSBURG JV** incurred in connection therewith.

23. **Admission or Withdrawal of VENTURERS**

23.1 **New VENTURER**

Except as otherwise provided in the **AGREEMENT**, a **PERSON** may become a

VENTURER only with the approval of the **VENTURERS**. Admission of a new

VENTURER shall not dissolve the **ELSBURG JV** but the **VENTURERS**

expressly agree to an equal dilution in their respective **PERCENTAGE**

INTERESTS in order to cater for the admission of any **BEE** participant in order

to comply with the requirements of the **DME**. In catering for the aforegoing

dilution, cognisance shall be taken by the **VENTURERS** of any significant **BEE**

shareholding in either **VENTURER** *per se* so that the admission of any new

BEE participant in the **ELSBURG JV** will not constitute what may otherwise be

a duplicate dilution in the case of either of the existing **VENTURERS**.

23.2 **Capital Contribution of New VENTURER**

Upon the admission of any **PERSON** as a **VENTURER**, such **PERSON** shall

contribute money or other rights, interests or assets to the **ELSBURG JV**, as

agreed by all of the **VENTURERS** including the newly admitted **VENTURER**,

and the **PERCENTAGE INTERESTS** of the **VENTURERS** shall be adjusted as

agreed by all of the **VENTURERS**, including the newly admitted **VENTURER**.

23.3 **Effect of New VENTURER**

The **VENTURERS** hereby agree in advance that upon the admission of a new **VENTURER** to the **ELSBURG JV**, the new **VENTURER** shall become a party to the **AGREEMENT** upon agreeing in writing to be bound by the terms and conditions of the **AGREEMENT** and upon agreeing to contribute to the capital of the **ELSBURG JV** the amount agreed by the **VENTURERS**. If any such newly admitted **VENTURER** becomes a party to the **AGREEMENT**, same will continue to be binding on every **VENTURER** without the re-execution of the **AGREEMENT** or any amendment to the **AGREEMENT**.

23.4 **No Withdrawal**

No **VENTURER** may withdraw from the **ELSBURG JV** without the consent of the other **VENTURERS**, which may be granted or withheld by the other **VENTURERS** in their sole and absolute discretion. Each **VENTURER** covenants and agrees not to withdraw or to attempt to withdraw from the **ELSBURG JV** without obtaining such consent.

24. **No Dissolution upon Withdrawal or Transfer**

Notwithstanding anything to the contrary in the **AGREEMENT**, neither the withdrawal of any **VENTURER** from the **ELSBURG JV**, whether voluntarily or involuntarily, nor the sale or transfer of any **VENTURER**'s interest in the **ELSBURG JV** and the ensuing withdrawal from the **ELSBURG JV** of such **VENTURER** pursuant thereto, shall cause the dissolution of the **ELSBURG JV**, provided that after such event:-

24.1 at least two **VENTURERS** remain in the **ELSBURG JV**; and

24.2 all remaining **VENTURERS**, including any successor **VENTURER**, elect to continue the **BUSINESS** of the **ELSBURG JV**; and

24.3 if there are more than 2 (two) **VENTURERS**, all decisions of the **ELSBURG JV** will be taken by a majority of the **VENTURERS** of the **ELSBURG JV** holding in the aggregate not less than 75% (seventy-five per centum) of the total **PERCENTAGE INTERESTS**, in order to be effective.

25. Dissolution and Liquidation of the ELSBURG JV

25.1   Events of Dissolution

The **ELSBURG JV** shall be dissolved upon the first to occur of the following events:-

25.1.1   the expiration of the stated term of the **ELSBURG JV**;

25.1.2   the sale or other disposition of all or substantially all of the assets

of the **ELSBURG JV** to one or more *bona fide* purchasers for value, provided that neither a sale and leaseback by the **ELSBURG JV** nor any other transfer of title for financing purposes shall be deemed a sale for the purpose of dissolving and terminating the **ELSBURG JV**;

25.1.3   the decision by the **VENTURERS** holding a majority of the

PERCENTAGE INTERESTS to terminate the **ELSBURG JV**; or

25.1.4   as otherwise provided by operation of law.

25.2 Winding Up of Affairs

Upon the dissolution of the **ELSBURG JV**, same shall be terminated and the **VENTURERS** shall take full account of the **ELSBURG JV**'s assets and **LIABILITIES**. The receivables of the **ELSBURG JV** shall be collected, and its assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. Upon dissolution, the **ELSBURG JV** shall engage in no further business thereafter other than that necessary to operate the **BUSINESS** on an interim basis, collect its receivables and liquidate its assets. The **AGREEMENT** shall continue to be binding upon the **VENTURERS** during such winding up period.

25.3 In Kind DISTRIBUTIONS

In the event that the **VENTURERS** reasonably determine that such a sale or other disposition is not in the best interest of the **VENTURERS**, the **VENTURERS** shall distribute such assets in kind and the **VENTURERS** shall share in the **DISTRIBUTION** thereof in accordance with the terms of clause 25.4 infra.

Upon dissolution, the proceeds of the liquidation of the assets of the **ELSBURG JV** and the collection of its receivables together with assets distributed in kind shall be applied and distributed as follows, and in the following order of priority:-

25.4.1   to the payment and discharge of all of the **ELSBURG JV**'s debts

and **LIABILITIES** (other than the claims of secured creditors whose obligations will be assumed or otherwise transferred upon the liquidation of the **ELSBURG JV**'s assets and the claims of secured creditors which are non-recourse **LIABILITIES** with respect to which the creditor may look only to its security for satisfaction of its claim, but including debts and **LIABILITIES** owing to **VENTURERS** to the extent permitted by law), and the expenses of liquidation;

25.4.2   to the creation of any reserves which the **VENTURERS** may deem

reasonably necessary for any contingent or unforeseen **LIABILITIES** or obligations of the **ELSBURG JV** and, at the expiration of such period as the **VENTURERS** may deem advisable, for **DISTRIBUTION** in the manner hereinafter provided;

25.4.3   to the payment and discharge of all of the **ELSBURG JV**'s debts

and **LIABILITIES** owing to **VENTURERS** remaining unpaid, but if the amount available for such payment and discharge shall be insufficient, then *pro rata* in accordance with the amounts of such debts and **LIABILITIES**; and

25.4.4   to the respective **VENTURERS** with positive balances in their capital accounts, in accordance with the ratio of their capital accounts.

25.5 <u>Deficit Capital Accounts</u>

Upon the liquidation of a **VENTURER**'s interest in the **ELSBURG JV**, at the end of the financial year of the **ELSBURG JV** in which such liquidation occurs or 90 (ninety) days after the date of such liquidation, whichever is later, such **VENTURER** shall pay to the **ELSBURG JV** in immediately available funds an amount equal to the deficit, if any, in such **VENTURER**'s capital account and such funds shall be distributed in accordance with the provisions of clause 25.4 supra.

25.6 <u>Execution of Documents</u>

The **VENTURERS** shall execute all such instruments for facilitating the collection of the **ELSBURG JV** receivables and the liquidation of the **ELSBURG JV** assets and for the mutual indemnity and release of the **VENTURERS** as may be requisite or proper.

25.7 <u>Binding ELSBURG JV After Dissolution</u>

After dissolution, the **VENTURERS** may bind the **ELSBURG JV** as to any act appropriate for winding up the affairs of the **ELSBURG JV** or completing unfinished transactions.

26. Limited Liability of VENTURERS, Indemnification

26.1   Limitation of Liability

Notwithstanding anything to the contrary stated herein, no **VENTURER**, nor employee, agent, **AFFILIATE** or permitted successor and assign of any **VENTURER**, shall be liable, responsible or accountable in damages or otherwise to the other **VENTURERS** or to the **ELSBURG JV** for any errors in judgment, for any act, including any act of active negligence, performed by such **PERSON**, or for any omission or failure to act, if the performance of such act or such omission or failure is done in good faith, is within the scope of the authority conferred upon such **PERSON**, by the **AGREEMENT** or by law and does not constitute breach of fiduciary duty, breach of any representation, warranty or covenant contained in the **AGREEMENT**, wilful misconduct, gross negligence or reckless disregard of duties. If any part of this clause 26.1 shall, for any reason and to any extent, be invalid or unenforceable, this clause 26.1 shall be construed to exculpate the aforegoing **PERSONS** to the fullest extent permitted by the law.

26.2 Indemnification

The **ELSBURG JV** shall indemnify and hold harmless each of the **VENTURERS** and each of their respective **INDEMNIFIED PERSONS** from and against any and all **LIABILITIES** reasonably incurred by any such **INDEMNIFIED PERSONS** in connection with the defense or disposition of any **PROCEEDING** in which any such **INDEMNIFIED PERSON** may be involved or

with which any such **INDEMNIFIED PERSON** may be threatened, with respect to or arising out of any act, including any act of active negligence, performed by the **INDEMNIFIED PERSON** or any omission or failure to act if:-

26.2.1   the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the **INDEMNIFIED PERSON** by the **AGREEMENT** or by law, except for acts which constitute breach of fiduciary duty, breach of any representation, warranty or covenant contained in the **AGREEMENT**, wilful misconduct, gross negligence or reckless disregard of duties; or

26.2.2   a court of competent jurisdiction determines upon application that, in view of all the circumstances, the **INDEMNIFIED PERSON** is fairly and reasonably entitled to indemnification for such **LIABILITIES** as such court may deem proper.

The **ELSBURG JV**'s indemnification obligations hereunder shall apply not only with respect to any **PROCEEDING** brought by the **ELSBURG JV** or a **VENTURER** but also with respect to any **PROCEEDING** brought by a third party.

26.3 **Selection of Attorneys; Expenses**

The right of indemnification provided by this clause 26 shall be in addition to any other rights to which any **INDEMNIFIED PERSON** may be entitled under

any agreement, by vote of the **VENTURERS**, as a matter of law or otherwise, shall continue as to any **INDEMNIFIED PERSON** who has ceased to be a **VENTURER** and shall inure to the benefit of the successors, assigns, executors or administrators of such **INDEMNIFIED PERSON**. Any **INDEMNIFIED PERSON** shall have the right to select its own attorney to defend any **PROCEEDING**, if it makes a reasonable showing that the attorney for the **ELSBURG JV** cannot adequately represent its interests. The **ELSBURG JV** shall pay the expenses incurred by any **INDEMNIFIED PERSON** in defending a **PROCEEDING** in advance of the final disposition of such **PROCEEDING** upon receipt of an undertaking by the **INDEMNIFIED PERSON** to repay such payment if there shall be an adjudication or determination that he is not entitled to indemnification as provided in the **AGREEMENT**. The **VENTURERS** may not satisfy any **LIABILITY** except out of the assets of the **ELSBURG JV** and no **VENTURER** shall be personally liable with respect to any such **LIABILITY**.

26.4 **Insurance**

The **ELSBURG JV**, at the determination of the **VENTURERS**, may purchase and maintain insurance on behalf of the **INDEMNIFIED PERSONS** against any liability that may be asserted against or incurred by such **INDEMNIFIED PERSONS** which is subject to indemnification hereunder.

27. *Domicilia*

27.1 The **PARTIES** hereby choose *domicilia citandi et executandi* for all purposes under the **AGREEMENT** at the addresses set opposite their respective names hereunder:-

    27.1.1 **ERPM** - 4 Ebsco House, 299 Pendoring Avenue, Blackheath, Johannesburg 2195 - telefax number 011 476-2637;;

    27.1.2 **MOGALE** - care of 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Brooklyn, Pretoria 0002, telefax number 012 346-4409,

with copies in both instances to Feinsteins Attorneys, 1 0th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg 2001, telefax number 011 712-0712.

27.2 Any notice to either **PARTY** shall be addressed to such **PARTY** at its *domicilium* aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

    27.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;

    27.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such

date is a business day or otherwise on the next following business day.

27.3 Either **PARTY** shall be entitled, by notice to the other, to change its *domicilium* to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.

27.4 Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by one of the **PARTIES** from the other, including by way of telefax transmission, shall be adequate written notice or communication to such **PARTY**.

28. **Breach**

Should either **VENTURER** breach any of the provisions of the **AGREEMENT** in a material manner which strikes at the root of the **AGREEMENT**, then and in such event the aggrieved **PARTY** shall be obliged to afford the guilty **PARTY** a period of 90 (ninety) days' notice in writing within which to remedy the breach, failing which the aggrieved **PARTY** shall not be entitled to cancel the **AGREEMENT** (unless there is an order to such effect by the arbitrator in terms of clause 26 supra and to whom such decision shall be referred) but shall be restricted to a claim for specific performance and damages. In this regard the **PARTIES** acknowledge that the continuity of the joint venture is vital to their respective future interests.

29. **Dispute Resolution**

29.1 Any dispute arising out of or in connection with the **AGREEMENT** or the subject matter of the **AGREEMENT** including without limitation any dispute concerning:-

29.1.1   the existence of the **AGREEMENT** apart from this clause 29;

29.1.2   the interpretation and effect of the **AGREEMENT** and the **ANCILLARY AGREEMENTS**;

29.1.3   the **PARTIES**' respective rights and obligations under the **AGREEMENT**, the **ANCILLARY AGREEMENTS** and under the *TERM SHEET*;

29.1.4   the rectification of the **AGREEMENT**;

29.1.5   the breach, termination or cancellation of the **AGREEMENT** or any matter arising out of breach, termination or cancellation thereof;

29.1.6   damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the **AGREEMENT** (apart from this clause) is valid and in force,

shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-

.   to the Chief Executive Officer of **ERPM** on the one hand and the Chief Executive Officer of the **MOGALE** on the other hand; thereafter

.   to the Chief Executive Officer of **DRD SA** and the Chief Executive
Officer of **MINTAILS SA**; thereafter

.   to the Chief Executive Officer of DRDGold Limited and the Chief
Executive Officer of MinTails Limited of Australia.

Should these officers not be able to resolve the dispute, then they shall, by
agreement, appoint an independent third party to act as a mediator, and not
as an arbitrator, to mediate in the resolution of the dispute. Should they not
be able to agree on the mediator, then the mediator shall be selected by the
Chairman of the Arbitration Foundation of Southern Africa ("AFSA"). Should
the dispute not be resolved in this manner, then the dispute shall be decided
by arbitration as set out in clauses 29.2 to 29.9 infra.

29.2 If any **PARTY** requires a dispute to be referred to arbitration after the mediation
referred to in clause 29.1 supra has not been able to resolve a dispute, that
PARTY shall notify the other **PARTY/IES** in writing, identifying the dispute and
setting out the relief required.

29.3 Within 30 (thirty) days of receipt of the notice referred to in clause 29.2 above,
the **PARTIES** shall agree on the arbitrator. If agreement is not reached within
30 (thirty) days after any **PARTY**, in writing, called for agreement, the arbitrator
shall be appointed by the Chairman of AFSA. The arbitrator appointed must
be, taking into account the nature of the dispute, suitably qualified to deal with
the matter and be totally independent of the **PARTIES** and not have
represented any of the **PARTIES** at any prior stage.

29.4 The arbitration shall be held in Johannesburg and the **PARTIES** shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the **PARTIES** be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of South Africa and in the event of any conflict, as determined by the presiding arbitrator.

29.5 The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.

29.6 The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.

29.7 The **PARTIES** shall be entitled to legal representation at the arbitration.

29.8 The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the **PARTIES** agree to the contrary. Any **PARTY** aggrieved at the arbitrators's decision shall be entitled to require the decision to be referred to

an appeal panel of 3 (three) retired judges, one selected by each of the **PARTIES** to the dispute (allied **AFFILIATES** shall be deemed to constitute one disputing **PARTY**) and the remaining judge who shall be appointed by the 2 (two) nominated retired judges and who shall act as the chairman of the panel. The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the **PARTIES** agree to the contrary.

29.9 The provisions of this clause shall not preclude any **PARTY** from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

30. **Good Faith and Implementation**

30.1 The **PARTIES** undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the **AGREEMENT**.

30.2 The **PARTIES** shall at all times during the continuance of the **AGREEMENT** observe the principles of good faith towards one another in the performance of their obligations in terms of the **AGREEMENT**. This implies, without limiting the generality of the aforegoing, that:-

30.2.1 they will at all times during the term of the **AGREEMENT** act reasonably, honestly and in good faith;

30.2.2   they will perform their obligations arising from the **AGREEMENT** diligently and with reasonable care; and

30.2.3   they will make full disclosure to each other of any matter that may affect the execution of the **AGREEMENT** or its implementation from time to time.

31. Applicable Law

Notwithstanding any express or implied provisions herein to the contrary and irrespective of where the **AGREEMENT** may be signed by any of the **VENTURERS**, same shall in all respects be governed, interpreted and implemented according to the laws of the Republic of South Africa. To the extent that the provisions of clause 18 may for any reason not be applicable, each of the **VENTURERS** hereby furthermore submits to the jurisdiction of the Witwatersrand Local Division of the High Court of the Republic of South Africa for all purposes under the **AGREEMENT** or arising in connection therewith, including the institution of any proceedings under the **AGREEMENT**.

32. Set-Off

The **VENTURERS** agree that any monies due and payable by any one **VENTURER** to another shall be set off between such **VENTURERS**.

33. Non-Waiver

No extension of time or waiver or relaxation of any of the provisions or terms of the **AGREEMENT** shown by any of the **VENTURERS** to the other/s, shall operate as a novation of the **AGREEMENT**, nor shall it operate so as to preclude such partner thereafter from exercising his rights strictly in accordance with the **AGREEMENT**.

34. Signature in Counterparts

The **AGREEMENT** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **AGREEMENT** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

35. Whole Agreement

The **AGREEMENT** constitutes the whole agreement between the **VENTURERS** relating to the subject matter hereof and no amendment or consensual cancellation of the **AGREEMENT** or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the **AGREEMENT**, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the **VENTURERS**. Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating to the matter in respect whereof it was made or given.

36. *TERM SHEET*

2. _____

   _____   _____ - director - _____

36.1 It is recorded that the **AGREEMENT** constitutes one of many agreements to be executed pursuant to the *TERM SHEET*.

36.2 Notwithstanding anything to the contrary hereinbefore contained, upon the **SIGNATURE DATE**, the *TERM SHEET* shall, to the extent that it impacts upon the **AGREEMENT** and may be in conflict therewith, be deemed superseded by the **AGREEMENT** save that to the extent any dispute may arise in regard to the **AGREEMENT** then from an historical perspective, cognisance shall be taken of the *TERM SHEET* in order to determine the intentions of the **PARTIES** at the time of the conclusion thereof.

Thus done and signed by **ERPM** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: East Rand Proprietary Mines Limited

                                                                    /s/ T Gwebu
                                                                    director

Thus done and signed by **MOGALE** at Johannesburg on this the 15th day of August 2008, in the presence of the undersigned witnesses.

As witnesses:-   For: Mogale Gold (Proprietary) Limited

                                                                    /s/ DAW van der Walt

_____

_____   director

Extracts from the Minutes of a Meeting of the Board of Directors of East Rand Proprietary Mines Limited, held at Johannesburg on the 15th day of August 2008

Resolved that :-

1.   The company enters into a joint venture agreement with Mogale Gold (Proprietary) Limited relating to Elsburg Gold Mining Joint Venture, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Themba Gwebu, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of Mogale Gold (Proprietary) Limited, held at Johannesburg on the 15th day of August 2008
───

Resolved that :-

1.   The company enters into a joint venture agreement with East Rand Proprietary Mines Limited in relation to Elsburg Gold Mining Joint Venture, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Diederik Albert Willem van der Walt, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Schedule of ANCILLARY AGREEMENTS

(*vide* clause 1.1.5 supra)

The agreements defined as:-

1. Shareholders' Agreement in relation to Ergo Mining (Pty) Limited to be entered into by and between Crown Gold Recoveries (Pty) Limited, Ergo Uranium (Pty) Limited and Ergo Mining (Pty) Limited.

2. Sale Agreement to be entered into by and between Ergo Uranium (Pty) Limited and Ergo Mining (Proprietary) Limited in relation, *inter alia*, to the sale of what is defined as the "*Brakpan Plants*".

3. Mining User Contract to be entered into by and between Crown Gold Recoveries (Pty) Limited, East Rand Proprietary Mines Limited, Elsburg Gold Mining Joint Venture, Ergo Mining (Pty) Limited, Ergo Uranium (Pty) Limited and Mogale Gold (Pty) Limited relating to the use, *inter alia*, of what has been defined as the "*ERPM Assets*" and the "*Ergo Mining Assets*".

4. **DRD SA FACILITY AGREEMENT**.

5. **MOGALE FACILITY AGREEMENT**.

Specimen of DRD SA FACILITY AGREEMENT
(*vide* clause 1.1.18 supra)

Specimen of MOGALE URANIUM FACILITY AGREEMENT

(*vide* clause 1.1.32 supra)